Exhibit (6)(v)(x)

COLLEGE RETIREMENT EQUITIES FUND

(CREF)

730 Third Avenue, New York, NY 10017-3206

Telephone: [800-842-2733]

Endorsement to Your CREF Retirement Choice Plus Annuity Certificate

[ Effective Date: Attached at issue / Upon receipt / Specific date ]

This endorsement modifies the provisions of your CREF Retirement Choice Plus Annuity Certificate and becomes part of it. Please read this endorsement and attach it to your certificate.

The following provisions are added to your certificate:

Employee Maturity Date

Your maturity date is the date as of which all of your accumulation has been distributed or applied to provide benefit payments under the terms of the contract. As of such date, CREF will have no further obligations under the contract to you, beyond those associated with any ongoing payout annuity benefits being paid to you. CREF is not obliged to accept new premiums on your behalf.

Retirement Plan Loan

A retirement plan loan is a disbursement of some or all of your accumulation to provide loans. If your employer plan so provides and in accordance with section 72(p) of the IRC, as amended, and ERISA, to the extent applicable, you may request a retirement plan loan from your accumulations, at any time prior to your maturity date. The loan will be issued in accordance with the terms of a loan agreement. The loan agreement will describe the terms, conditions and any fees or charges for the loan.

President and Chief Executive Officer